EXHIBIT 21.1

Subsidiaries

Neoware Licensing, Inc.	Delaware

Neoware Investments, Inc.	Delaware

Neoware Systems GmbH	Germany

Neoware Systems B.V.	Netherlands

Neoware UK Limited	England

Neoware UK Holdings Limited	England

Mangrove Systems S.A.S.	France

Qualystem Technology S.A.S	France

ESeSIX Information-Technologies GmbH	Austria